EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31
	2009	2008	2007	2006	2005
Earnings
Earnings before income taxes and other items	$294	$246	$804	$619	$597
Portion of rents representative of the interest factor	52	51	46	38	31
Interest on indebtedness	219	203	203	202	130
Amortization of debt financing fees	9	2	1	1	1

	$574	$502	$1,054	$860	$759

Fixed charges
Portion of rents representative of the interest factor	$52	$51	$46	$38	$31
Interest on indebtedness	219	203	203	202	130
Amortization of debt financing fees	9	2	1	1	1

	$280	$256	$250	$241	$162

Ratio of earnings to fixed charges	2.0	2.0	4.2	3.6	4.7